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SECURITIES ‖‖‖‖‖‖‖ 04016426 ‖‖‖‖‖ ;ION
V

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allston Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__440 S. LaSalle Street, Suite 1208__
(No. and Street)

__Chicago__   __Illinois__   __60605__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John Harada__   __(312) 560-2857__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Schultz and Chez, LLP__
(Name – *if individual, state last, first, middle name*)

__141 W. Jackson Blvd., Suite 2900__	__Chicago__	__Illinois__	__60604__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 01 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____John Harada_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Allston Trading, LLC_____ , as of _____December 31_____ , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007
```

Signature

Title: manager

_____Janet M. Herr_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.]
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.] Same Page
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

PERIOD FROM FEBRUARY 11, 2003 (date of commencement
of operations) THROUGH DECEMBER 31, 2003

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members
ALLSTON TRADING, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of ALLSTON TRADING, LLC, as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the period from February 11, 2003 (date of commencement of operations) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALLSTON TRADING, LLC, as of December 31, 2003 and the results of its operations and its cash flows for the period from February 11, 2003 (date of commencement of operations) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
January 31, 2004

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash in bank	$	55,423
Receivables from broker/dealers		1,487,866
Deposits with clearing broker		537,753
Equipment, software, furniture and leasehold improvements, net of accumulated depreciation and amortization of $66,523		529,490
Other assets		190,150
TOTAL ASSETS	$	2,800,682

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	1,180,323
Total Liabilities		1,180,323
Members' Equity		1,620,359
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,800,682

The accompanying notes are an integral
part of these financial statements.

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)

STATEMENT OF INCOME

PERIOD FROM FEBRUARY 11, 2003 (date of commencement of operations)
THROUGH DECEMBER 31, 2003

REVENUE		
Firm trading	$	7,220,581
Interest and dividends		29,903
Other		251,073
Total Revenue		7,501,557
EXPENSES		
Employee compensation and benefits		2,324,157
Commissions, floor brokerage, and clearance fees		2,119,284
Interest and dividends		38,433
Facilities		118,925
Market information		651,501
Depreciation and amortization		66,523
Professional fees		272,066
Other		440,685
Total Expenses		6,031,574
NET INCOME	$	1,469,983

The accompanying notes are an integral
part of these financial statements.

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

PERIOD FROM FEBRUARY 11, 2003 (date of commencement of operations)
THROUGH DECEMBER 31, 2003

Member contributions	$ 1,791,624
Member withdrawals	(1,641,248)
Net income	1,469,983
Balance at December 31, 2003	$ 1,620,359

The accompanying notes are an integral
part of these financial statements.

4

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)
STATEMENT OF CASH FLOWS

PERIOD FROM FEBRUARY 11, 2003 (date of commencement of operations)
THROUGH DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net income	$	1,469,983
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization expense		66,523
Change in assets and liabilities		
Increase in receivables from broker/dealers	(	1,487,866)
Increase in deposits with clearing broker	(	537,753)
Increase in other assets	(	190,150)
Increase in accounts payable and accrued expenses		1,180,323
NET CASH PROVIDED BY OPERATING ACTIVITIES		501,060
INVESTING ACTIVITIES		
Purchase of equipment, software, furniture and leasehold improvements	(	596,013)
NET CASH USED IN INVESTING ACTIVITIES	(	596,013)
FINANCING ACTIVITIES		
Member contributions		1,791,624
Member withdrawals	(	1,641,248)
NET CASH PROVIDED BY FINANCING ACTIVITIES		150,376
NET INCREASE IN CASH		55,423
CASH AT INCEPTION		-
CASH AT DECEMBER 31, 2003	$	55,423

Supplemental Cash Flow Information:
    Cash payments for interest during the year totaled $8,927.

The accompanying notes are an integral
part of these financial statements.

5

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
PERIOD FROM FEBRUARY 11, 2003 (date of commencement of operations)
THROUGH DECEMBER 31, 2003

(1)   *NATURE OF BUSINESS*

ALLSTON TRADING, LLC (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is a registered broker/dealer with the Securities and Exchange Commission ("SEC").

(2)   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates
Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Futures and Securities Transactions
Futures and securities transactions are recorded on the trade date. Unrealized gains and losses on open futures contracts and securities positions are reflected in Firm trading in the Statement of Income.

Equipment, Furniture, Software and Leasehold Improvements
Equipment, furniture, software and leasehold improvements are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Fair Value of Derivative Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3)   *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss is included in the respective income tax returns of the Members.

6

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS

PERIOD FROM FEBRUARY 11, 2003 (date of commencement of operations)
THROUGH DECEMBER 31, 2003
(Continued)

(4) ***DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK***

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance-sheet market risk are set forth below, in millions, as of December 31, 2003:

	Contract Value	Market Value	Average Contract Value During 2003
Equities sold, not yet purchased	$ -	$ -	$ 1
Financial futures contracts	$ 1	N/A	$ 1

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio.

Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. All derivative financial instruments entered into by the Company are exchange-traded. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Company's trading gains originated from trading strategies involving derivative financial instruments.

(5) ***CONCENTRATION OF CREDIT RISK***

At December 31, 2003, credit concentrations with the Company's clearing brokers consisted of approximately $2 million representing the market values of the Company's trading accounts. The Company monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS

PERIOD FROM FEBRUARY 11, 2003 (date of commencement of operations)
THROUGH DECEMBER 31, 2003
(Continued)

(6)   *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2003, the Company had net capital of approximately $245,000 which exceeded requirements by approximately $97,000, and the ratio of aggregate indebtedness to net capital was less than 5:1.

(7)   *LEASE COMMITMENT*

The Company rents its office space under a month-to-month verbal agreement. Rent expense for the period from February 11, 2003 through December 31, 2003 totaled $109,858.

(8)   *SUBSEQUENT EVENTS*

During the period from January 1, 2004, to January 31, 2004, capital withdrawals made by the members totaled $30,806.

SUPPLEMENTARY INFORMATION

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

CREDITS
Members' equity $ 1,620,359

     TOTAL CREDITS   1,620,359

DEBITS
Non-allowable assets

Deposits with clearing broker	$ 537,753	
Equipment, furniture, software and leasehold improvements, net	529,490	
Other assets	190,150	(1,257,393)
Commodity charges		(117,555)
TOTAL DEBITS		(1,374,948)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		245,411

Haircuts on securities	$ -	
Undue concentration charges	-	
Total Haircuts		-
NET CAPITAL		$ 245,411

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum net capital required (Greater of 12 1/2% of aggregate indebtedness
or $100,000) $ 147,540

     EXCESS NET CAPITAL $ 97,871

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total aggregate indebtedness-specified liabilities
     Accounts payable and accrued expenses $ 1,180,323

     TOTAL AGGREGATE INDEBTEDNESS   1,180,323
     $

Percentage of aggregate indebtedness to net capital   481%

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

Net Capital per unaudited FOCUS report	$ 298,944
Audit adjustments, net	(53,533)
NET CAPITAL PER COMPUTATION UNDER RULE 15c3-1	$ 245,411

ALLSTON TRADING, LLC
(An Illinois Limited Liability Company)
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2003

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
    ALLSTON TRADING, LLC
        Chicago, Illinois

In planning and performing our audit of the financial statements of ALLSTON TRADING, LLC (the "Company") for the period from February 11, 2003 (date of commencement of operations) through December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ALLSTON TRADING, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that ALLSTON TRADING, LLC, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Pacific Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz & Chi, LLP

Chicago, Illinois
January 31, 2004